Volaris and Viva Announce the Formation of a New Mexican Airline Group to Accelerate the Growth of Air Travel and Connectivity in Mexico

•	Will enable more flights at low fares for passengers, strengthening connectivity in Mexico.
•	Will maintain Volaris and Viva identities, brands and operations (including independent operating certificates), preserving existing choice for passengers.
•	Will advance the democratization of travel in Mexico.
•	Will realize economies of scale, strengthening the financial profile of the new airline group.
•	The transaction is subject to conditions and regulatory approvals in Mexico and other jurisdictions where Volaris and Viva operate.
•	Companies to host investor conference call on 10:00 a.m. ET, Friday, December 19, 2025.

Mexico City, Mexico, December 18, 2025 — Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (NYSE: VLRS and BMV: VOLAR) (“Volaris” or “the Company”) and Grupo Viva Aerobus, S.A. de C.V. ("Viva") today announced that they have entered into an agreement to create a new Mexican airline group (“the airline group”) under a holding company structure, with the objective of expanding low fare travel and the connectivity within Mexico and abroad.

The two carriers will retain their current operations under their independent operating certificates and unique brands, preserving existing options for passengers while broadening access to point-to-point travel solutions.

The transaction is expected to deliver significant benefits to both Volaris’ and Viva’s employees, passengers, communities, suppliers, and shareholders. Simultaneously, the new group will support investments, jobs, air connectivity, tourism, and economic development across Mexico.

With enhanced economies of scale through this new airline group, Volaris and Viva will benefit from lowered fleet ownership costs, improved access to capital, and a strengthened financial position. This will enable both carriers to expand their offering of low-cost, high-value service that makes air travel more accessible to a broader set of customers, with the goal of improving market reach and encouraging demand.

“We expect the formation of the new airline group will allow us to realize significant growth opportunities for air travel in Mexico, in line with the low fare and point-to-point approach that revolutionized the industry over the last two decades,” said Enrique Beltranena, Volaris’ President and CEO. “The economies of scale and expanded distribution capacity will allow us to compete even more effectively in domestic and international markets by lowering fleet ownership costs. This way, we will be able to offer ultra-low-cost fares to even more passengers as we pursue sustainable growth, benefit from a more efficient fleet, and lower costs.”

“We intend this transaction to enable both Viva and Volaris to provide ultra-low-cost fares and more point-to-point travel to even more cities across Mexico and internationally, benefiting not only passengers, but also local economies and communities,” said Juan Carlos Zuazua, CEO of Viva. “Both airlines, which share a similar low-cost DNA and mindset, have always believed in the importance of making travel more accessible for everyone. Our passengers choose Viva and Volaris for their point-to-point networks, seamless customer service, and low fares, so maintaining our ultra-low-cost strategy is essential not only for sustaining growth, but also for deepening passenger loyalty. Together, we look forward to continuing to deliver more flights at low cost for our passengers.”

Meaningful Expected Benefits for All Stakeholders

For the Mexican Aviation Industry

■	Increases accessibility to the ultra-low-cost model for more passengers. Mexico’s aviation sector can redefine itself as a catalyst for national prosperity and continue advancing the democratization of air travel.

■	Generates economies of scale at the holding company level for a stronger foundation. Recent supply chain setbacks and quality concerns with OEMs and engine manufacturers have had disproportionate impacts on ultra-low-cost carriers’ and smaller carriers’ operating costs. As part of the airline group, Volaris and Viva will realize economies of scale to ensure sustainable growth, fleet optimization, and lowered aircraft ownership costs.

■	Maintains and enhances two leading Mexican brands. Makes Volaris and Viva more resilient and competitive organizations, capable of thriving in dynamic regional markets while still maintaining their ultra-low-cost DNA to stimulate demand.

For Our Passengers

■	Preserves existing choice for passengers. Both Volaris and Viva will retain their current operations under their independent certificates and titles of concession, preserving existing route offerings for passengers, while expanding distribution capacity and exploring collaboration on perks such as their leading frequent flier programs: Doters and Altitude.

■	Creates new domestic travel options and expands access. The formation of the airline group will broaden access to affordable air travel and provide passengers with greater choice and convenience through more point-to-point travel solutions, new operational bases, and enhanced connectivity with potential codeshare agreements between both airlines.

■	Improves international travel capabilities. Volaris and Viva will broaden their reach and continue to deliver ultra-low fares and high standards to communities abroad and tourists visiting Mexico, as well as provide passengers with greater opportunities through global codeshare partnerships and distribution systems.

For Our People

■	Improves job stability for Volaris and Viva employees. Both Volaris and Viva will maintain their operating certificates and employees’ day-to-day work will continue as usual, preserving and protecting jobs.

■	Creates new jobs in local communities. For every aircraft of new service added, between 55 and 60 direct jobs are typically created, with an estimated four times as many indirect jobs created in adjacent sectors, while opening new operating bases creates relocation opportunities and new job offerings.

■	Creates new growth opportunities for Volaris and Viva employees. The new airline group will be well positioned to invest in its fleet, technology, infrastructure, training centers, maintenance facilities, and tools, resulting in the growth of well-paid employment opportunities.

For Our Communities

■	Transforms economies across Mexico. Volaris and Viva will be able to increase operations in the Mexico City metropolitan area, including at Felipe Ángeles International Airport, and open new operating bases nationwide, driving development at the same rapid pace seen in existing bases such as Monterrey, Guadalajara, Cancun, the Mexico City metropolitan area and Tijuana.

■	Supports other related industries. Tourism, VFR and business travel will benefit significantly from the establishment of the new airline group, bolstering the hospitality, retail, and tourism sectors, which are vital engines of national growth.

■	Improves connectivity and broadens access. The airline group’s ultra-low-fare model will play an important role in connecting communities across Latin America, the U.S. and Canada expanding reach in dynamic markets.

For Our Shareholders

■	Drives lower aircraft ownership costs through a strengthened financial profile. The new airline group expects to have optimized unit costs, low leverage and better access to lower-cost capital.

■	Provides better opportunities for growth. With lower fleet costs, both Viva and Volaris will continue to pursue sustainable growth driven by customer demand.

■	Creates significant shareholder value. Volaris and Viva operate with a high degree of compatibility across fleet, airport infrastructure, technology, reservation systems, suppliers, and technical capabilities, driving substantial potential for synergies.

Transaction Details

Volaris and Viva have entered into an agreement to create a new Mexican airline group. Under the terms of the agreement, Viva and Volaris shareholders will combine their holding companies through a merger of equals. Upon closing, Viva shareholders will receive newly issued shares of the Volaris Holding Company, and Volaris shareholders will continue to hold their shares, with each shareholder group owning 50% of the Mexican airline group on a fully diluted basis.

The Boards of Directors of both Volaris and Viva unanimously approved the transaction, which is subject to regulatory approvals, customary closing conditions, and approval by Volaris’ and Viva’s shareholders. The transaction is expected to close in 2026. The shares of the holding company will remain listed publicly on the Bolsa Mexicana de Valores (BMV) and the New York Stock Exchange (NYSE).

Leadership and Governance

Both Volaris and Viva will continue operating as separate entities, with their current existing leadership structures in place. Upon closing, the airline holding group will be overseen by a Board of Directors comprised of members from both Volaris and Viva. The new airline group will be chaired by Roberto Alcántara Rojas, current chairman of the board of Viva.

Advisors

Morgan Stanley & Co. LLC is serving as financial advisor to Volaris, and Latham & Watkins LLP and Mijares, Angoitia, Cortes y Fuentes, S.C. are serving as legal advisors to Volaris. FTI Consulting is serving as strategic communications advisor to Volaris. Alfaro, Dávila & Scherer and UBS Investment Bank are acting as financial advisors to Viva, and Cleary Gottlieb Steen & Hamilton LLP and Ritch, Mueller y Nicolau, S.C. are serving as legal advisors to Viva.

Conference Call Information

Volaris and Viva will host a joint investor conference call on Friday, December 19, 2025 at 9:00 a.m. Mexico City Time (10:00 a.m. Eastern Time) to discuss the announcement. A live webcast of the call and the replay will be available here and on the Volaris and Viva websites.

More information can be found here.

About Volaris

*Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or “the Company”) (NYSE: VLRS and BMV: VOLAR) is an ultra-low-cost carrier, with point-to-point operations, serving Mexico, the United States, Central, and South America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since the beginning of operations in March 2006, Volaris has increased its routes from 5 to more than 222 and its fleet from 4 to 155 aircraft. Volaris offers around 500 daily flight segments on routes that connect 44 cities in Mexico and 29 cities in the United States, Central, and South America, with one of the youngest fleets in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business and leisure travelers in Mexico, the United States, Central, and South America. For more information, please visit ir.volaris.com. Volaris routinely posts information that may be important to investors on its investor relations website. The Company encourages investors and potential investors to consult the Volaris website regularly for important information about Volaris.

Investor Relations Contact

Liliana Juárez / ir@volaris.com

Media Contact

Jorge Padilla / Tanner Kaufman / Mike Gaudreau

Jorge.A.Padilla@fticonsulting.com

AnuncioVivayVolaris@fticonsulting.com

About Viva

Viva is a Mexican ultra-low-cost airline that provides air transport services across Mexico, United States, and other Latin American countries. Founded in 2006, Viva operates one of the youngest aircraft fleets in America. With a clear vision to give all people the opportunity to fly, Viva has democratized air travel by offering low fares and a low cost service, making their flights the best value offer. For more information please visit: https://www.vivaaerobus.com/en-us/

Investor Relations Contact

Marcelo González / ir@vivaaerobus.com

Media Contact

Walfred Castro / walfred.castro@vivaaerobus.com

Forward Looking Statements

Certain statements in this communication, including statements concerning and involving Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris”), Grupo Viva Aerobus, S.A. de C.V. (“Viva”), the proposed transaction (the “Transaction”), including statements about the benefits of the Transaction, and other matters, should be considered forward-looking within the meaning of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on Volaris’ and Viva’s current expectations and beliefs with respect to certain current and future events and anticipated financial and operating performance. Such forward-looking statements are and will be subject to many risks and uncertainties relating to Volaris’ and Viva’s operations and business environment that may cause actual results to differ materially from any future results expressed or implied in such forward-looking statements. Words such as “will,” “expect,” “likely,” “outlook,” “forecast,” “preliminary,” “would,” “could,” “should,” “can,” “project,” “intend,” “plan,” “goal,” “guidance,” “target,” “continue,” “sustain,” “synergy,” “on track,” “believe,” “seek,” “estimate,” “anticipate,” “may,” “possible,” “assume,” “indicate,” “remain,” and other similar expressions are intended to identify forward-looking statements. Additionally, forward-looking statements include statements that do not relate solely to historical facts, such as statements which identify uncertainties or trends, discuss the possible future effects of current known trends or uncertainties, or which indicate that the future effects of known trends or uncertainties cannot be predicted, guaranteed, or assured.

All forward-looking statements in this communication are based upon information available to Volaris and Viva on the date of this communication. Volaris and Viva undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances, or otherwise, except as required by applicable law. There can be no assurance that the Transaction will in fact be consummated.

Risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements include: the possibility that Volaris’ shareholders may not approve the adoption of the Business Combination Agreement; the risk that a condition to closing of the Transaction may not be satisfied (or waived); the ability of each party to consummate the Transaction; that either party may terminate the Business Combination Agreement or that the closing of the Transaction might be delayed or not occur at all; possible disruption related to the Transaction to Volaris’ or Viva’s current plans or operations, including through the loss of customers and employees; the diversion of management time and attention from ongoing business operations and opportunities; the response of competitors to the Transaction; a failure to (or delay in) receiving the required regulatory clearances for the Transaction; risks related to investor and rating agency perceptions of each of the parties and their respective business, operations, financial condition and the industry in which they operate; risks related to the potential impact of general economic, political and market factors on the companies or the Transaction; the outcome of any legal proceedings that could be instituted against Volaris, Viva or others relating to the Transaction; the combined company’s ability to realize anticipated cost savings, synergies or growth from the Transaction in the timeframe expected or at all; that the combined holding company’s cash and cash equivalents balances, together with the availability under certain credit facilities made available to the combined company and certain of its subsidiaries under its existing credit agreements, will be sufficient to fund the combined holding company’s operations including capital expenditures over the next 12 months; legislative, regulatory and economic developments affecting the business of Volaris and Viva; the possibility and severity of catastrophic events, including but not limited to, pandemics, natural disasters, acts of terrorism or outbreak of war or hostilities; and other risks and uncertainties detailed in periodic reports that Volaris files with the Securities and Exchange Commission (“SEC”) and period reports that the companies file with the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores; CNBV), as applicable. All forward-looking statements in this communication are based on information available to Volaris and Viva as of the date of this communication. Volaris and Viva each expressly disclaim any obligation to publicly update or revise the forward-looking statements, except as required by law..

Additional Information About the Transaction and Where to Find It

The Transaction is expected to be submitted to shareholders of Volaris and Viva for their consideration. Only shareholders of Volaris’ and Viva’s outstanding common shares registered as of the applicable record date are entitled to vote on the Transaction. Voting will be conducted in Mexico in accordance with Mexican law and each of the companies’ bylaws. Holders of American Depositary Shares (ADSs), Certificados de Participación Ordinarios (CPOs), or other instruments representing common shares are not shareholders of record, do not have voting rights and are not entitled to vote on the Transaction. In connection with the proposed Transaction, Volaris and Viva may prepare, make available and disclose, to shareholders and investors certain materials, including, as applicable, shareholder meeting documentation, proxy or information statements, prospectuses, offering materials, and other communications, which will be distributed in accordance with applicable law. If and when such materials are filed with or furnished to the SEC, the CNBV, the Bolsa Mexicana de Valores, S.A.B. de C.V. (BMV) or the Bolsa Institucional de Valores, S.A. de C.V. (BIVA), they will be made available free of charge on Volaris’ investor relations website and Viva’s investor relations website, for SEC filings, at www.sec.gov, for CNBV filings, at www.gob.mx/cnbv, for BMV filings at www.bmv.com.mx, and for BIVA filings at www.biva.mx. Shareholders of Volaris and Viva are urged to read any such materials carefully if and when they become available before making any voting or investment decision. The proposed Transaction remains subject to customary closing conditions, including receipt of applicable regulatory approvals and shareholder approvals, as described in related announcement materials.

This press release is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor a solicitation of any vote, approval, or proxy in any jurisdiction.

The information contained herein has not been reviewed or authorized by the CNBV, the BMV or BIVA.